aggreko | *The power to change your world*

02 AUG 29 AM 11:50

21st August 2001

Ref: APA/AB

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

02049692

SUPPL

Ladies and Gentlemen

AGGREKO plc – FILE NO. 82-4659

On behalf on Aggreko plc, I hereby submit information summarised on the attached schedule pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours faithfully

A Paul Allen

A Paul Allen
Company Secretary

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Enc.

dlw 9/5

Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK

Tel +44(0)141 225 5900
Fax +44(0)141 225 5949

Title	Date	Entity requiring item
Annual Report	12th March 2002	Financial Services Authority
Form 363s Annual return	9th August 2002	UK Companies Registry

Companies House
— for the record —

37 Castle Terrace, Edinburgh EH1 2EB
Telephone 0870 3333636
Fax 0131 535 5820
DX ED235

The Company Secretary
AGGREKO PLC
121 West Regent Street
Glasgow
G2 2SD

47680-00330

Our Ref SC177553/09/28
Date 3rd July 2002

2002 Annual Return for Company Number SC177553

Your company's 2002 Annual Return is attached to this letter. It shows the information Companies House held on **29th June 2002** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **21st July 2002 the return date**
- Reaches Companies House by **18th August 2002 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- ☐ Change or correct the registered office address of the company;
- ☐ Notify or change the address where the company's register of members is kept (if applicable);
- ☐ Notify or change the address where the company's register of debenture holders is kept;
- ☐ Change or add to the pre-printed list of principal business activities;
- ☐ Change or correct any pre-printed information about the company's existing directors and secretaries;
- ☐ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- ☐ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- ☐ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- ☐ The appointment of any new company officers. You must use form 288a;
- ☐ The allotment of new shares. You must use form 88(2);
- ☐ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- ☐ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

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LEEDS
25 Queen Street, Leeds LS1 2TW

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EDINBURGH
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Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588

Companies House
— for the record —

Company Name
AGGREKO PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC177553
Information extracted from Companies House records on
29th June 2002

Section 1: Company details

Ref: SC177553/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**121 West Regent Street** **Glasgow** **G2 2SD**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7132** **Rent civil engineering machinery**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Arthur Paul ALLEN** **Address** **Lindisfarne 4 West Montrose Street** **Helensburgh** **Dunbartonshire** **G84 9JS**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Arthur Paul ALLEN ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Angus George COCKBURN** **Address** **27 Dreghorn Loan** **Edinburgh** **Midlothian** **EH13 0DF** **Date of birth** **24/06/1963** **Nationality** **British** **Occupation** **Finance Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Angus George COCKBURN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Philip John HARROWER** **Address** **202 Sawgrass** **Le Tromphe Gcc** **Broussard, La** **Usa** **70518** **Date of birth** **13/01/1957** **Nationality** **British** **Occupation** **Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Philip John HARROWER ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Hendrik Jan Adriaan MOLEENAAR** **Address** **Rijsbergseweg 369** **4838 Ed Breda** **The Netherlands** **Date of birth** **30/03/1964** **Nationality** **Dutch** **Occupation** **Manager**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Hendrik Jan Adriaan MOLEENAAR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Nigel Hargreaves NORTHRIDGE** **Address** **Broadoak House** **Heathside Park Road** **Woking** **Surrey** **GU22 7JE** **Date of birth** **31/01/1956** **Nationality** **British** **Occupation** **Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Nigel Hargreaves NORTHRIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Philip Graham ROGERSON** **Address** **Fair Acre 72 Morston Road** **Blakeney** **Holt** **Norfolk** **NR25 7BE** **Date of birth** **01/01/1945** **Nationality** **British** **Occupation** **Company Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Philip Graham ROGERSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Andrew Cameron SALVESEN** **Address** **Findrack** **Torphins** **Aberdeenshire** **AB31 4LJ** **Date of birth** **05/09/1947** **Nationality** **British** **Occupation** **Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Andrew Cameron SALVESEN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Frederick Alexander Bruce SHEPHERD** **Address** **46 Heriot Row** **Edinburgh** **Midlothian** **EH3 6EX** **Date of birth** **24/11/1942** **Nationality** **British** **Occupation** **Managing Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Frederick Alexander Bruce SHEPHERD ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **George Pinckney WALKER**	Name ____________________
	Address **3415 Scenic Elm** **Houston** **Texas** **Usa** **77059**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
	Date of birth **22/05/1957**	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Nationality **American**	Nationality ____________________
Particulars of a new Director must be notified on form 288.	**Occupation** **Director**	Occupation ____________________
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
		Date George Pinckney WALKER ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY ✓	268,421,459	£53,684,291-80

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 268,421,459

Aggregate Nominal Value of issued shares: £53,684,291-80

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 21/07/2001

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature A Paul Allen (~~Director~~ / Secretary)

Date 9/08/2002

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***21/7/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st July 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form.

☑ Please return this form to:
Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 2671

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name PAUL ALLEN

Telephone number *inc code* 0141 225 5900

Address AGGREKO plc
4 WEST REGENT ST
GLASGOW

DX number *if applicable*

DX exchange

Postcode G2 2SD